Exhibit 99.1

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CNinsure Reports Second Quarter 2014 Unaudited Financial Results

— Quarterly Net Revenues Beat Guidance, Up 20.8%; Quarterly EPS Up 163.4%

GUANGZHOU, China, August 25, 2014 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter ended June 30, 2014[1].

Financial Highlights for Second Quarter of 2014

●	Total net revenues: RMB508.9 million (US$82.0 million), representing an increase of 20.8% from the corresponding period in 2013.

●	Operating income: RMB18.7 million (US$3.0 million), representing an increase of 9,465.2% from the corresponding period in 2013.

●	Net income attributable to the Company’s shareholders: RMB55.2 million (US$8.9 million), representing an increase of 163.8% from the corresponding period in 2013.

●	Basic and diluted net income per ADS: RMB1.10 (US$0.18) and RMB1.10 (US$0.18), respectively, representing an increase of 163.4% and 162.8% from the corresponding period in 2013, respectively.

●	Adjusted EBITDA[2]: RMB45.2 million (US$7.3 million), representing an increase of 57.4% from the corresponding period in 2013.

●	Diluted adjusted EBITDA per ADS: RMB0.90 (US$0.15), representing an increase of 57.0% from the corresponding period in 2013.

Commenting on the second quarter financial results, Mr. Chunlin Wang, CNinsure's chief executive officer, stated, “We are pleased to report significantly improved financial results for the second quarter of 2014, continuing the growth momentum of the prior two quarters. During the second quarter of 2014, total net revenues once again beat guidance, with 20.8% year-over-year growth, primarily driven by a strong growth across all of our business segments. In particular, our insurance brokerage business and claims adjusting business recorded impressive growth year-over-year while the life insurance agency business has finally yielded positive growth both year-over-year and quarter-over-quarter, after two years of negative growth. Our expense control initiatives continued to pay off, leading to major improvements in our operating income and earnings per share for three consecutive quarters.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock option.

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“While expanding our off-line sales and service capabilities, we are dedicated to embracing the internet by establishing online financial product and services vertical portals and an online-to-offline (“O2O”) ecological circle to support our offline operations. With a clear vision of our strategic direction, our goal, and the path to achieving it, we have rolled out several customer acquisition and online transaction platforms, including CNpad App and eHuzhu program (www.ehuzhu.com), a non-profit mutual aid platform. In the meantime, we have completed the restructuring of our offline operations which boasts a well-established nationwide sales and services network to provide our clients with the highest quality of financial products and services. Starting from the third quarter of 2014, we plan to push forward initiatives to strengthen our online customer acquisition and transaction platforms, and to seamlessly connect our offline sales and service capabilities with our online platforms. Several intensive marketing programs will also be initiated.” Mr. Wang added, “In order to provide more visibility into the Company’s growth prospects, we plan to host a corporate day in mid October to announce our O2O internet strategy and its impact on our financial results.”

“We remain upbeat about our future and believe we have the right strategy and are on track to achieve strong sustainable growth over the long term.”

Changes in Segment Reporting

In the first quarter of 2014, the Company realigned its financial reporting structure into four business segments that more accurately reflect its organizational structure and changing business mix. Historical results reflecting the new business segments for the corresponding period of the previous year are also presented in the Company’s interim financial statements. Under the realigned business structure, the four business segments are as follows:

(1) insurance agency business segment, which mainly consists of providing agency services for property and casualty (“P&C”) insurance products and life insurance products to individual clients,

(2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients,

(3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services, and

(4) other services, which include non-insurance related services.

Financial Results for the Second Quarter of 2014

Total net revenues were RMB508.9 million (US$82.0 million) for the second quarter of 2014, representing an increase of 20.8% from RMB421.3 million for the corresponding period in 2013.

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Net revenues of insurance agency business were RMB379.4 million (US$61.2 million) for the second quarter of 2014, representing an increase of 9.7% from RMB345.9 million for the corresponding period in 2013. The increase was primarily driven by a 10.9% increase in net revenues derived from the P&C insurance agency business and a 2.7% increase in net revenues derived from the life insurance agency business. The growth of the P&C insurance agency business was primarily due to a 18.5% growth in sales volume, attributable to both solid organic growth and contributions from the acquisitions of three insurance agencies in the second quarter of 2014, offset by a slight decline in the commission rates that we received from the insurance companies for which we act as their agents. The growth of the life insurance agency business was primarily driven by a 36% increase in commissions derived from new policy sales, offset by a decline in renewal commissions resulting from a decline in new policy sales in the past two years and a decline in commissions derived from the sales of short term life insurance products. Revenues generated from insurance agency business accounted for 74.6% of total net revenues.

Net revenues of insurance brokerage business were RMB55.1 million (US$8.9 million) for the second quarter of 2014, representing an increase of 421.3% from RMB10.6 million for the corresponding period in 2013. The increase was primarily attributable to the low base in this segment during the second quarter of 2013 and an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past three years. Revenues generated from the insurance brokerage business accounted for 10.8% of total net revenues.

Net revenues of claims adjusting business were RMB74.3 million (US$12.0 million) for the second quarter of 2014, representing an increase of 22.6% from RMB60.6 million for the corresponding period in 2013. The increase was primarily attributable to a 27.8% growth in the non-auto insurance related claims adjusting business in the second quarter of 2014 from the corresponding period in 2013 as the result of a significant increase in cases assigned to us and settled during the second quarter of 2014. In addition a 19.2% growth in the auto insurance related claims adjusting business which was due to both organic growth of existing branches and greater contributions from branches that were newly established in 2012 and 2013. Revenues generated from the claims adjusting business accounted for 14.6% of total net revenues.

Total operating costs and expenses were RMB490.1 million (US$79.0 million) for the second quarter of 2014, representing an increase of 16.4% from RMB421.1 million for the corresponding period in 2013.

Total operating costs were RMB376.1 million (US$60.6 million) for the second quarter of 2014, representing an increase of 20.1% from RMB313.0 million for the corresponding period in 2013. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB291.7 million (US$47.0 million) for the second quarter of 2014, representing an increase of 8.5% from RMB268.9 million for the corresponding period in 2013, primarily driven by a 10.6% increase in costs for the P&C insurance agency business and offset by a 4.4% decrease in costs for the life insurance agency business. The growth in costs for the P&C insurance agency business was largely in line with the growth in net revenues of P&C insurance agency business while the decline in costs for the life insurance business was primarily attributable to a decline in costs associated with the renewal of life insurance policies. Costs incurred by the insurance agency business accounted for 77.6% of operating costs.

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Costs of insurance brokerage business were RMB44.3 million (US$7.1 million) for the second quarter of 2014, representing an increase of 455.2% from RMB8.0 million for the corresponding period in 2013. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 11.8% of operating costs.

Costs of claims adjusting business were RMB40.0 million (US$6.5 million) for the second quarter of 2014, representing an increase of 17.3% from RMB34.1 million for the corresponding period in 2013. The increase was primarily attributable to sales growth and increased salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 10.6% of operating costs.

Selling expenses were RMB24.4 million (US$3.9 million) for the second quarter of 2014, which was consistent with the corresponding period in 2013. This represents a decline in staff salary and social security contributions as a result of combining the operations of our P&C insurance and life insurance businesses in the fourth quarter of 2013, offset by increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB89.7 million (US$14.5 million) for the second quarter of 2014, representing an increase of 7.2% from RMB83.7 million for the corresponding period in 2013. The slight increase was primarily due to:

(1) a 92.2% increase in research and development expenses, from RMB4.2 million for the second quarter of 2013 to RMB8.0 million (US$1.3 million) for the corresponding period in 2014;

(2) a 18.0% increase in staff salary expenses, from RMB27.5 million for the second quarter of 2013 to RMB32.5 million (US$5.2 million) for the corresponding period in 2014; offset by

(3) a 34.1% decrease in share-based compensation expenses, from RMB10.2 million for the second quarter of 2013 to RMB6.7 million (US$1.1 million) for the second quarter of 2014. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

As a result of the preceding factors, income from operations was RMB18.7 million (US$3.0 million) for the second quarter of 2014, representing an increase of 9,465.2% from RMB0.2 million for the corresponding period in 2013.

Operating margin was 3.7% for the second quarter of 2014, compared with 0.05% for the corresponding period in 2013.

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Investment income was RMB17.1 million (US$2.8 million) for the second quarter of 2014, representing an increase of 1,193.8% from RMB1.3 million for the corresponding period in 2013. The increase was primarily attributable to an increase in the yields from trust products in which we began investing in March 2013 from RMB1.3 million to RMB8.3 million (US$1.3 million) in the second quarter of 2014 and the recognition of RMB8.8 million (US$1.4 million) in investment income relating to the revaluation of the 30% equity interests held by the Company in Jiaxing Lianbao Insurance Agency Co., Ltd. (“Jiaxing Lianbao”) when it acquired the remaining 70% equity interests in the second quarter of 2014.

Interest income was RMB21.8 million (US$3.5 million) for the second quarter of 2014, representing an increase of 7.2% from RMB20.3 million for the corresponding period in 2013. The increase in interest income was primarily due to an increase in interest bearing receivables from related parties.

Income tax expense was RMB7.3 million (US$1.2 million) for the second quarter of 2014, representing an increase of 25.3% from RMB5.8 million for the corresponding period in 2013; mainly due to an increase in operating income. The effective tax rate for the second quarter of 2014 was 12.5% compared with 24.8% for the corresponding period in 2013. The decrease in effective tax rate was primarily due to the recognition of investment income relating to the revaluation gain for acquisition of the remaining equity interests in Jiaxing Lianbao and a tax holiday enjoyed by one of our subsidiaries.

Share of income of affiliates was RMB8.1 million (US$1.3 million) for the second quarter of 2014, representing an increase of 51.6% from RMB5.3 million for the corresponding period in 2013, mainly representing an increase of profits from China Financial Services Group Limited, in which we own 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB55.2 million (US$8.9 million) for the second quarter of 2014, representing an increase of 163.8% from RMB20.9 million for the corresponding period in 2013.

Net margin was 10.9% for the second quarter of 2014 compared with 5.0% for the corresponding period in 2013.

Basic and diluted net income per ADS were RMB1.10 (US$0.18) and RMB1.10 (US$0.18) for the second quarter of 2014, respectively, representing increases of 163.4% and 162.8% from RMB0.42 and RMB0.42 for the corresponding period in 2013, respectively.

Adjusted EBITDA was RMB45.2 million (US$7.3 million) for the second quarter of 2014, representing an increase of 57.4% from RMB28.7 million for the corresponding period in 2013.

Adjusted EBITDA margin was 8.9% for the second quarter of 2014, compared with 6.8% for the corresponding period in 2013.

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Diluted adjusted EBITDA per ADS was RMB0.90 (US$0.15) for the second quarter of 2014, representing an increase of 57.0% from RMB0.58 for the corresponding period in 2013.

As of June 30, 2014, the Company had RMB2.0 billion (US$323.8 million) in cash and cash equivalents.

Business Highlights:

●	As of June 30, 2014, 17,255 copies of the App had been downloaded and activated, of which 11,580 were downloaded and activated during the second quarter, and we had 8,218 active App users (defined as those who have made at least one transaction through App on their mobile devices since downloading the App). During the second quarter of 2014, insurance premiums generated through the App were RMB236.8 million in the second quarter 2014, up 667% year-over-year, accounting for 15.9% of total premiums of our P&C insurance agency business.

●	As of June 30, 2014, CNinsure’s distribution and service network consisted of 536 sales and services outlets operating in 28 provinces, compared with 479 sales and service outlets operating in 27 provinces as of June 30, 2013. CNinsure had 54,383 sales agents and representatives and 1,516 professional claims adjustors as of June 30, 2014, compared with 47,554 sales agents and representatives, and 1,344 professional claims adjustors as of June 30, 2013.

●	During the second quarter of 2014, CNinsure completed electronic data interchange (the “EDI”) connections with Sunshine Property and Casualty Insurance Company Limited (“Sunshine P&C”). As of June 30, 2014, the Company has already established EDI connections with Sunshine P&C, Taiping General Insurance Co., Ltd., Huatai Property Insurance Company, Ltd., Hua’an Property Insurance Co., Ltd., Dinghe Property Insurance Co., Ltd. and Alltrust Property Insurance Company Ltd. EDI connections allow for smoother data exchange and facilitate real-time quotations, applications, transactions and underwriting of the auto insurance products offered by the connected companies through CNinsure’s mobile sales support system. EDI connections with PICC Property and Casualty Co., Ltd. as well as China Life Property and Casualty Co., Ltd. are currently being developed.

●	On July 3, 2014, CNinsure launched eHuzhu (www.ehuzhu.com), the first non-profit online mutual aid platform in China. eHuzhu’s first program targets the principal providers of families between the ages of 20 and 50, and offers financial aid of up to RMB500,000 to program members or their families should the provider be diagnosed with cancer or suffer an accidental death. Each program member pledges to donate up to RMB3 to the fund in each case of cancer or accidental death, and so the more members that sign up for the program the smaller the donation amount needed per case. As of August 25, 2014, there were 60,000 registered members on the platform and, of which over 49,000 have signed up for the program on eHuzhu’s official website or through Wechat.

●	On July 1, 2014, Baoxian.com, an independent online insurance distributor in which CNinsure owns a majority of the equity interests, entered into an online distribution agreement with PICC Property and Casualty Company Limited ("PICC P&C"), the largest property and casualty insurance company in China. Travel insurance and personal accident insurance products from PICC P&C will be available at www.baoxian.com in the coming months. In addition to more customized accident insurance products, both parties will gradually extend their online distribution cooperation to include home owner insurance and personal liability insurance for mid-to-high end customers.

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As of June 30, 2014, Baoxian.com has partnered with over 20 insurance companies, including some major domestic insurance companies such as Ping An Property & Casualty Insurance Company of China, Ltd., China Pacific Property Insurance Co., Ltd., and offers over 500 accident, health, travel and homeowner insurance products online.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 15% for the third quarter of 2014 compared with the corresponding period in 2013. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the second quarter 2014 results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 25, 2014
or 9:00 AM Beijing/Hong Kong Time on August 26, 2014

The toll free dial-in numbers:
United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-903-737

The toll dial-in numbers:
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for 7 days by dialing the following number:
+61-2-9003-4211

Conference ID #:87267961

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Additionally, a live and archived web cast of this call will be available at: http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure's distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock option. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of diluted shares. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the second quarter of 2014 and the corresponding period of 2013, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

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CNINSURE INC.
Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2013	2014	2014
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	2,288,623	2,008,608	323,781
Restricted cash	11,100	10,618	1,712
Short term investments	253,900	598,900	96,541
Accounts receivable, net	199,482	191,551	30,877
Insurance premium receivables	57	915	148
Other receivables	254,776	208,796	33,657
Deferred tax assets	4,858	—	—
Amounts due from related parties	144,371	219,474	35,378
Other current assets	20,634	25,554	4,119
Total current assets	3,177,801	3,264,416	526,213

Non-current assets:
Property, plant, and equipment, net	69,562	57,500	9,269
Goodwill and intangible assets, net	107,668	174,523	28,133
Deferred tax assets	3,382	2,489	401
Investment in affiliates	189,241	203,523	32,807
Other non-current assets	13,076	12,676	2,043
Total non-current assets	382,929	450,711	72,653
Total assets	3,560,730	3,715,127	598,866

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CNINSURE INC.
Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2013	2014	2014
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB10,282 and RMB2,967 (US$478) as of December 31, 2013 and June 30, 2014, respectively)	92,324	101,082	16,294
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB223 and RMB515 (US$83) as of December 31, 2013 and June 30, 2014, respectively)	4,066	4,408	711
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB21,129 and RMB17,231 (US$2,778) as of December 31, 2013 and June 30, 2014, respectively)	147,954	186,458	30,056
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,172 and RMB1,204 (US$194) as of December 31, 2013 and June 30, 2014, respectively)	39,089	35,590	5,737
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,603 and RMB2,603 (US$420) as of December 31, 2013 and June 30, 2014, respectively)	55,992	54,068	8,716
Total current liabilities	339,425	381,606	61,514

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CNINSURE INC.
Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2013	2014	2014
	RMB	RMB	RMB
	(audited)	(unaudited)	(unaudited)
Non-current liabilities:
Other tax liabilities	50,735	46,829	7,549
Deferred tax liabilities	23,808	26,998	4,352
Total non-current liabilities	74,543	73,827	11,901
Total liabilities	413,968	455,433	73,415

Ordinary shares	7,624	7,634	1,231
Additional paid-in capital	2,329,962	2,335,937	376,545
Statutory reserves	182,740	182,740	29,457
Retained earnings	618,885	718,789	115,866
Accumulated other comprehensive loss	(111,114)	(105,477)	(17,003)
Total CNinsure Inc. shareholders’ equity	3,028,097	3,139,623	506,096
Non-controlling interests	118,665	120,071	19,355
Total equity	3,146,762	3,259,694	525,451
Total liabilities and equity	3,560,730	3,715,127	598,866

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CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues:
Revenues of insurance agency business	345,907	379,405	61,158	689,204	731,003	117,835
Revenues of insurance brokerage business	10,575	55,124	8,886	13,790	106,187	17,117
Revenues of claims adjusting business	60,645	74,324	11,981	112,866	137,867	22,224
Revenues of other services	4,162	—	—	6,691	—	—
Total net revenues	421,289	508,853	82,025	822,551	975,057	157,176
Operating costs and expenses:
Costs of insurance agency business	(268,876)	(291,744)	(47,028)	(533,593)	(556,933)	(89,776)
Costs of insurance brokerage business	(7,988)	(44,346)	(7,148)	(10,469)	(84,136)	(13,562)
Costs of claims adjusting business	(34,110)	(40,013)	(6,450)	(62,037)	(77,533)	(12,498)
Costs of other services	(2,070)	—	—	(4,114)	—	—
Total operating costs	(313,044)	(376,103)	(60,626)	(610,213)	(718,602)	(115,836)
Selling expenses	(24,364)	(24,362)	(3,927)	(44,467)	(48,568)	(7,829)
General and administrative expenses	(83,686)	(89,671)	(14,455)	(166,067)	(175,960)	(28,364)
Total operating costs and expenses	(421,094)	(490,136)	(79,008)	(820,747)	(943,130)	(152,029)
Income from operations	195	18,717	3,017	1,804	31,927	5,147
Other income, net:
Investment income	1,320	17,078	2,753	1,320	24,251	3,909
Interest income	20,323	21,791	3,513	41,868	44,016	7,095
Others, net	1,533	466	75	1,642	660	106
Income before income taxes and income of affiliates	23,371	58,052	9,358	46,634	100,854	16,257
Income tax expense	(5,802)	(7,268)	(1,172)	(12,035)	(14,536)	(2,343)
Share of income of affiliates	5,310	8,050	1,298	10,644	14,469	2,332
Net income	22,879	58,834	9,484	45,243	100,787	16,246
Less: net gain attributable to noncontrolling interests	1,953	3,631	585	3,289	883	142
Net income attributable to the Company’s shareholders	20,926	55,203	8,899	41,954	99,904	16,104

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CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income per share:

Basic	0.02	0.06	0.01	0.04	0.10	0.02
Diluted	0.02	0.05	0.01	0.04	0.10	0.02

Net income per ADS:

Basic	0.42	1.10	0.18	0.84	2.00	0.32
Diluted	0.42	1.10	0.18	0.84	1.99	0.32

Shares used in calculating net income per share:

Basic	998,861,526	1,000,294,943	1,000,294,943	998,861,526	999,603,760	999,603,760
Diluted	1,002,321,530	1,006,066,521	1,006,066,521	1,002,278,510	1,004,712,385	1,004,712,385

Net income	22,879	58,834	9,484	45,243	100,787	16,246
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(2,931)	(468)	(75)	(3,686)	5,637	909
Comprehensive income	19,948	58,366	9,409	41,557	106,424	17,155
Less: Comprehensive income attributable to the noncontrolling interests	1,953	3,631	585	3,289	883	142
Comprehensive income attributable to the CNinsure Inc’s shareholders	17,995	54,735	8,824	38,268	105,541	17,013

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CNINSURE INC.

Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	22,879	58,834	9,484	45,243	100,787	16,246
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	8,073	7,447	1,200	16,009	15,139	2,440
Amortization of intangible assets	3,416	3,818	615	6,832	7,234	1,166
Allowance for doubtful receivables	447	1,419	229	1,196	3,128	504
Compensation expenses associated with stock option	10,202	6,722	1,084	22,982	14,326	2,309
Gain on disposal of property, plant and equipment	(16)	(54)	(9)	(16)	(85)	(14)
Investment income	—	(10,670)	(1,720)	—	(10,670)	(1,720)
Share of income of affiliates	(5,310)	(8,050)	(1,298)	(10,644)	(14,469)	(2,332)
Changes in operating assets and liabilities	11,900	24,195	3,901	(38,411)	17,368	2,800
Net cash generated from operating activities	51,591	83,661	13,486	43,191	132,758	21,399

Cash flows generated from(used in) investing activities:
Purchase of property, plant and equipment	(27,221)	(1,493)	(241)	(32,719)	(2,945)	(475)
Proceeds from disposal of property and equipment	16	307	49	30	358	58
Proceeds from disposal of short term investments	600	16,859	2,718	600	16,859	2,718
Purchase of short term investments	(138,900)	(310,000)	(49,971)	(233,900)	(360,000)	(58,031)
Acquisition of subsidiaries, net of cash	—	1,015	164	—	1,015	164
(Increase) decrease in restricted cash	(1,013)	8,167	1,316	(1,179)	482	78
Decrease (increase) in other receivables	—	35,700	5,755	—	(5,055)	(815)
Purchase of intangible assets	—	(118)	(19)	—	(118)	(19)
Return of investment in non-current assets	—	—	—	—	400	65
(Increase) decrease in amounts due from related parties	(24,931)	(43,488)	(7,010)	15,140	(72,589)	(11,701)
Net cash used in investing activities	(191,449)	(293,051)	(47,239)	(252,028)	(421,593)	(67,958)

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CNINSURE INC.

Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows generated from financing activities:

Capital injection by noncontrolling interests	—	—	—	2,450	—	—

Proceeds on exercise of stock options	—	837	135	—	3,183	513

Net cash generated from financing activities	—	837	135	2,450	3,183	513

Net decrease in cash and cash equivalents	(139,858)	(208,553)	(33,618)	(206,387)	(285,652)	(46,046)

Cash and cash equivalents at beginning of period	2,458,334	2,217,629	357,474	2,525,618	2,288,623	368,918

Effect of exchange rate changes on cash and cash equivalents	(2,931)	(468)	(75)	(3,686)	5,637	909

Cash and cash equivalents at end of period	2,315,545	2,008,608	323,781	2,315,545	2,008,608	323,781

Interest paid	—	—	—	—	—	—
Income taxes paid	5,275	6,419	1,035	14,772	14,390	2,320

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CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	22,879	58,834	9,484	45,243	100,787	16,246
Income tax expense	5,802	7,268	1,172	12,035	14,536	2,343
Investment income	(1,320)	(17,078)	(2,753)	(1,320)	(24,251)	(3,909)
Interest income	(20,323)	(21,791)	(3,513)	(41,868)	(44,016)	(7,095)
Depreciation	8,073	7,447	1,200	16,009	15,139	2,440
Amortization of intangible assets	3,416	3,818	615	6,832	7,234	1,166
Compensation expenses associated with stock option	10,202	6,722	1,084	22,982	14,326	2,309
Adjusted EBITDA	28,729	45,220	7,289	59,913	83,755	13,500
Total net revenues	421,289	508,853	82,025	822,551	975,057	157,176
Adjusted EBITDA Margin	6.8%	8.9%	8.9%	7.3%	8.6%	8.6%

IR-172

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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